Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Weak market sentiments continue to constraint

Tata Motors domestic sales in May 2019

Mumbai, June 1, 2019: Tata Motors Commercial and Passenger Vehicles Business sales in the domestic market in May 2019 at 40,155 units witnessed a drop of 26%, as against 54,290 units sold in May 2018, as market sentiments continued to be muted. The cumulative sales for the domestic market (April-May 2019) was at 82,684 units compared to 107,758 units over last year, a de-growth of 23%.

Domestic - Commercial Vehicles

Tata Motors Commercial Vehicles (CV) Business sales in the domestic market in May 2019, at 29,329 units registered a drop of 20% compared to 36,806 units sold last May. The market sentiments remain weak due to depressed freight rates and underutilization of truck(s). Slowing economy and stagnant industrial output have also dragged down CV sales in recent months. Cumulative CV sales volume in the domestic market for the fiscal (April-May 2019) was at 59,212 units, a decline of 19%, compared to 73,082 units, in the same period last fiscal.

The M&HCV sales in the domestic market in May 2019 declined by 38%, at 7,683 units, compared to 12,424 units sold in May 2018. The demand for MHCV trucks continues to be weak on the back of excess freight carrying capacity of MHCV parc which got increased by ~20% after the revised axle load norms without the commensurate increase in freight availability. Tipper sales have also dropped by 22% at 2,539 units in May 2019, compared to 3,261 units, sold in May 2018, which is resultant of a drop in tipper utilization rates among fleet owners in recent months.

The I&LCV truck sales in May 2019 declined by 2% at 4,043 units as compared to 4,106 units sold in May 2018 This segment has been relatively less affected by the revised axle load norms. E-commerce and discretionary consumption have been the two main drivers of I&LCV volume. The new products introduced in the fast growing 15-16 Tonne segment and CNG products have been well accepted by the customers and now contribute to over 10% of volumes.

The SCV Cargo and Pickup segment in May 2019, witnessed a drop in sales at 12,695 units, lower by 18%, as compared to 15,558 unit sold in May 2018, essentially due to slowing consumption, including in rural areas. A normal monsoon should be able to reverse this situation, especially in rural areas. The evolving hub-spoke model, demand for the last mile connectivity across the rural and urban markets, and Swachch Bharat initiatives continue to support sales volume in this segment.

The commercial passenger carrier segment sales in the domestic market in May 2019 at 4,908 units, were higher by 4% over last May. The Company is gearing up for the supply as per the new regulations, AIS 153. The order book for Winger ambulances is strong at over 2,000 units and the new product introduction of 15-seater Winger has witnessed good traction.

Domestic - Passenger Vehicles

Due to continued low market sentiments, while the Tata Motors Passenger Vehicles (PV) domestic wholesales in May 2019 at 10,900 units, witnessed a drop of 38%, as compared with 17,489 units sold in May 2018, in view of higher vehicle stocks in network the PV Business strategy was to focus on retails. In May 2019, retail sales have recorded a growth of 11% over May’18, on the back of exciting product line-up and micro segmenting strategy. Despite a challenging market, the UV segment sales recorded a growth of 13%. Cumulative sales growth of PV in the domestic market for the fiscal (April-May 2019) were at 23,594 units, a decline of 32%, compared to 34,724 units, in the same period, last fiscal.

Export

The company’s sales from exports (CV and PV) in May 2019 was at 1,563 units, lower by 58% over last May. Several factors like drop in retails in Bangladesh and Nepal, high stocks in SAARC region and slump in Middle East have affected the overall industry volumes in these markets.

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.